Pioneer Natural Resources Co

(Commission File No. 001-13245)

Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed under Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Subject Company: Parsley Energy, Inc.

(Commission File No. 001-36463)

News Release

Pioneer Natural Resources Releases 2020 Sustainability Report, Incorporates Emission Reduction Targets

Dallas, Texas, December 2, 2020—Pioneer Natural Resources Company (NYSE:PXD) (“Pioneer” or “the Company”) today announced the publication of its 2020 Sustainability Report, detailing the Company’s dedication and focus on environmental, social and governance (ESG) programs. The report highlights enhanced disclosures on air emissions, health and safety metrics, diversity and inclusion initiatives, community engagement, board governance and additional detail on the steps Pioneer will take to integrate the assets from the pending acquisition of Parsley Energy into alignment with the Company’s announced goals and targets. Pioneer’s 2020 Sustainability Report is available at www.pxd.com/sustainability.

Highlights from Pioneer’s 2020 Sustainability Report include:

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Incorporating greenhouse gas (GHG) and methane emission intensity reduction targets – Pioneer is formally adopting targets to reduce GHG and methane emission intensities from the Company’s operations, including a 25% reduction in GHG intensity and 40% reduction in methane intensity by 2030, inclusive of Parsley’s assets. The Company’s emission intensity reduction targets are aligned with the Task Force on Climate-related Financial Disclosures (TCFD) criteria for target setting.

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Continuing leadership position through minimizing flaring – Establishing a goal to limit the Company’s flaring intensity to less than 1% of natural gas produced, with a plan to incorporate Parsley’s assets into this target by 2022. In addition, Pioneer will end routine flaring (as defined by the World Bank) by 2030, with the aspiration to accomplish this by 2025.

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Nearing completion of the Midland Water Project – A unique infrastructure project where Pioneer invested in upgrading the City of Midland’s wastewater treatment plant and in return will receive non-potable water from the City of Midland. This source of treated municipal wastewater will displace freshwater used in the Company’s operations and represent a significant milestone in Pioneer’s ongoing freshwater reduction strategy.

•

Increasing health, safety and environment (HSE) and ESG goal weighting in executive compensation – Demonstrating Pioneer’s focus on both HSE and ESG strategies and metrics, the Company’s Board of Directors has increased the executive incentive compensation weighting of HSE and ESG goals from 10% to 20%, beginning in 2021.

President and CEO Scott D. Sheffield stated, “Pioneer continues to make our comprehensive ESG and HSE strategies a top priority. With this report, we are pleased to announce the improvements we have made over the past year as well as additional environmental targets, including the adoption of greenhouse gas and methane emission reduction targets, continuing our leadership through minimizing flaring and progressing projects that reduce our freshwater usage. Our pending acquisition of Parsley combines similar values with a shared commitment to environmental stewardship. Pioneer has a bright future supplying low-cost energy to the world while adhering to the highest ESG standards.”

Chairman of the Board, J. Kenneth Thompson, stated “The Board’s engagement in ESG and climate-related concerns is a top priority. We are increasing the weighting of these metrics in executive incentive compensation from 10% to 20% beginning in 2021 and continue to enhance Board governance on ESG and HSE initiatives to ensure Pioneer’s leadership position continues into the future. While Board engagement is important, execution on the ground is critical to achieving our goals outlined in this report. The high standards in which our employees perform their work translates into a focus on safety, a commitment to environmental excellence and a culture that promotes strong social values.”

Additional information on Pioneer’s strategy and performance on ESG and HSE initiatives can be found in the report accessible on the Company’s website listed above. The Company announced its plan to implement the principles of the TCFD in its sustainability reporting. This year’s report references the following reporting standards, terminology and performance metrics: TCFD, Global Reporting Initiative (GRI), International Petroleum Industry Environmental Conservation Association (IPIECA), Carbon Disclosure Standards Board (CDSB), Sustainability Accounting Standards Board (SASB) for oil and gas exploration and production standards and the United Nations Sustainable Development Goals (SDGs).

Pioneer is a large independent oil and gas exploration and production company, headquartered in Dallas, Texas, with operations in the United States. For more information, visit Pioneer’s website at www.pxd.com.

Additional Information and Where to Find It

This communication may be deemed to be solicitation material in respect of the proposed transaction between Pioneer Natural Resources Company (“Pioneer”) and Parsley Energy, Inc. (“Parsley”). The proposed transaction will be submitted to Pioneer’s stockholders and Parsley’s stockholders for their consideration. Pioneer and Parsley have filed a joint proxy statement/prospectus (the “Joint Proxy Statement/Prospectus”) with the Securities and Exchange Commission (the “SEC”) in connection with the solicitation of proxies by Pioneer and Parsley in connection with the proposed transaction. Pioneer has filed a registration statement on Form S-4 (the “Form S-4”) with the SEC, in which the Joint Proxy Statement/Prospectus was included. The information in the Form S-4 is not complete and may be changed. Pioneer and Parsley also intend to file other relevant documents with the SEC regarding the proposed transaction. After the Form S-4 is declared effective by the SEC, the definitive Joint Proxy Statement/Prospectus will be mailed to Pioneer’s stockholders and Parsley’s stockholders. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION WITH RESPECT TO THE PROPOSED TRANSACTION, INVESTORS AND STOCKHOLDERS OF PIONEER AND INVESTORS AND STOCKHOLDERS OF PARSLEY ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) AND OTHER RELEVANT MATERIALS CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY DO AND WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

The Joint Proxy Statement/Prospectus, any amendments or supplements thereto and other relevant materials, and any other documents filed by Pioneer or Parsley with the SEC, may be obtained once such documents are filed with the SEC free of charge at the SEC’s website at www.sec.gov or free of charge from Pioneer at www.pxd.com or by directing a request to Pioneer’s Investor Relations Department at ir@pxd.com or free of charge from Parsley at www.parsleyenergy.com or by directing a request to Parsley’s Investor Relations Department at ir@parsleyenergy.com.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Participants in the Solicitation

Pioneer, Parsley and certain of their respective executive officers, directors, other members of management and employees may, under the rules of the SEC, be deemed to be “participants” in the solicitation of proxies in connection with the proposed transaction. Information regarding Pioneer’s directors and executive officers is available in its Proxy Statement on Schedule 14A for its 2020 Annual Meeting of Stockholders, filed with the SEC on April 9, 2020 and in its Annual Report on Form 10-K for the year ended December 31, 2019, filed with the SEC on February 24, 2020. Information regarding Parsley’s directors and executive officers is available in its Proxy Statement on Schedule 14A for its 2020 Annual Meeting of Stockholders, filed with the SEC on April 6, 2020 and in its Annual Report on Form 10-K for the year ended December 31, 2019, filed with the SEC on February 21, 2020. These documents may be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is and will be contained in the Form S-4, the Joint Proxy Statement/Prospectus and other relevant materials relating to the proposed transaction to be filed with the SEC. Stockholders and other investors should read the Joint Proxy Statement/Prospectus carefully before making any voting or investment decisions.

Cautionary Statement Regarding Forward-Looking Information

Except for historical information contained herein, the statements in this news release are forward-looking statements that are made pursuant to the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements and the business prospects of Pioneer are subject to a number of risks and uncertainties that may cause Pioneer’s actual results in future periods to differ materially from the forward-looking statements. These risks and uncertainties include, among other things, volatility of commodity prices, product supply and demand; the impact of a widespread outbreak of an illness, such as the COVID-19 pandemic, on global and U.S. economic activity; competition; the ability to obtain environmental and other permits and the timing thereof; other government regulation or action; the ability to obtain approvals from third parties and negotiate agreements with third parties on mutually acceptable terms; litigation; the costs and results of drilling and operations; availability of equipment, services, resources and personnel required to perform the Company’s drilling and operating activities; access to and availability of transportation, processing, fractionation, refining, storage and export facilities; Pioneer’s ability to replace reserves; implement its business plans or complete its development activities as scheduled; access to and cost of capital; the financial strength of counterparties to Pioneer’s credit facility, investment instruments and derivative contracts and purchasers of Pioneer’s oil, natural gas liquids and gas production; uncertainties about estimates of reserves and resource potential; identification of drilling locations and the ability to add proved reserves in the future; the assumptions underlying forecasts, including forecasts of production, cash flow, well costs, capital expenditures, rates of return, expenses, and cash flow from purchases and sales of oil and gas, net of firm transportation commitments; sources of funding; tax rates; quality of technical data; environmental and weather risks, including the possible impacts of climate change; cybersecurity risks; ability to implement stock repurchases; the risks associated with the ownership and operation of the Company’s oilfield services businesses and acts of war or terrorism. These and other risks are described in Pioneer’s Annual Report on Form 10-K for the year ended December 31, 2019, Quarterly Reports on Form 10-Q filed thereafter and other filings with the United States Securities and Exchange Commission. In addition, the Company may be subject to currently unforeseen risks that may have a materially adverse effect on it.

Additionally, the information in this news release contains forward-looking statements related to the recently announced merger transaction between the Company and Parsley. Such forward-looking statements are subject to risks and uncertainties that are difficult to predict and, in many cases, beyond the Company’s control. These risks and uncertainties include, among other things, the risk that the businesses of Pioneer and Parsley will not be integrated successfully; the cost savings, synergies and growth from the proposed transaction may not be fully realized or may take longer to realize than expected; management time may be diverted on transaction-related issues; the potential adverse effect of future regulatory or legislative actions on Pioneer and Parsley or the industries in which they operate, including the risk of new restrictions with respect to development activities on Pioneer’s or Parsley’s assets; the credit ratings of the combined company or its subsidiaries may be different from what Pioneer expects; Pioneer or Parsley may be unable to obtain governmental and regulatory approvals required for the proposed transaction, or that required governmental and regulatory approvals may delay the proposed transaction or result in the imposition of conditions that could reduce the anticipated benefits from the proposed transaction or cause the parties to abandon the proposed transaction; a condition to closing of the proposed transaction may not be satisfied; the length of time necessary to consummate the proposed transaction may be longer than anticipated for various reasons; potential liability resulting from pending or future litigation related to the proposed transaction; the potential impact of the announcement or consummation of the proposed transaction on relationships with customers, suppliers, and competitors; and transaction costs may be higher than anticipated.

Accordingly, no assurances can be given that the actual events and results will not be materially different than the anticipated results described in the forward-looking statements. Pioneer undertakes no duty to publicly update these statements except as required by law.

Pioneer Natural Resources Company Contacts:

Investors

Neal Shah – 972-969-3900

Tom Fitter – 972-969-1821

Michael McNamara – 972-969-3592

Greg Wright – 972-969-1770

Media and Public Affairs

Tadd Owens – 972-969-5760

Christina Voss – 972-969-5706